www.linkedin.com/in/katrinaeileen
(LinkedIn)

Top Skills

Real Estate Transactions
Marketing
Foreclosures

Languages

English

Publications

Business Planning Guide for Real
Estate Investors

Katrina Eileen Romatowski

CEO at reSpace
Seattle, Washington, United States

Summary

Katrina Romatowski is a real estate innovator and systems strategist reshaping what ownership means in America. As Founder and CEO of reSpace®, she leads a national effort to unlock access to homeownership in cities where most people are priced out. reSpace® transforms single-family lots into multi-suite, co-owned homes, creating hyper-affordable ownership options in highly desirable neighborhoods.

With more than 25 years of experience across development, brokerage, and investment strategy, Katrina builds where purpose meets performance. The reSpace model blends community-centered design, sustainable returns, and scalable operations through a dual structure: an OpCo driving innovation and national growth, and a PropCo holding appreciating real assets across high-demand markets.

Katrina is also the Designated Broker of Katrina Eileen Real Estate, Washington's first real estate B-Corp, and Co-Founder of Level Up Home, a nonprofit supporting young adults aging out of foster care or facing homelessness.

She serves on the Board of Directors for the Performing Arts Center Eastside (PACE) and on the Executive Board at the Columbia Tower Club, where she collaborates with other leaders to expand access to the arts, elevate community vision, and shape inclusive civic spaces.

Katrina is actively connecting with mission-aligned investors and partners committed to building the next generation of housing access, equity, and wealth.

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Experience

reSpace

Founder & CEO
October 2022 - Present (3 years 7 months)
Seattle, Washington, United States

Katrina Eileen Real Estate
10 years 6 months

Designated Broker
November 2015 - Present (10 years 6 months)
Greater Seattle Area

If you value a high degree of competence, a drive for extraordinary and consideration for confidentiality then you are in the right place.

Katrina is a Real Estate Entrepreneur with over 18 years of experience in all aspects of the real estate industry. Her experience ranges from providing her private clients with extraordinary service, to land acquisition and development, multi-unit housing, new construction, rehab, as well as devising and implementing long term real estate investment strategies. She understands what it takes to succeed in real estate, and to create true prosperity.

She also understands how frustrating it can be to understand the complexities in the world of real estate. As a longtime business owner, she's been there. Over the years, her background and her innate creativity have led her to discover investing strategies for building true wealth: strategies that are accessible to everyone. And she is happy to share what she's learned. She believes that we're all better together. Her approach is about prosperity. She will be the first to tell you, "This isn't a zero sum game and there is more than enough to go around."

Doing it alone can seem bewildering, but Katrina can show you a path to accomplish your own personal goals. She's familiar with both the pitfalls people can encounter and ways around them.

Her brokerage, Katrina Eileen Real Estate, sponsors investment seminars and other educational events; she also writes books on the business of real estate, to share her knowledge. As an author and a mentor, she helps people get where they're going.

Katrina lives in the Pacific Northwest with her husband and four children, including two toddlers and two teenagers. Yes, she's busy almost every minute of every day, and she loves it! She's building a future that inspires her, and she supports others in realizing their own visions. She knows it's possible to live your dreams.

For more information, please visit www.katrinaeileen.com

Designated Broker
November 2015 - Present (10 years 6 months)
Greater Seattle Area

Keller Williams Realty
Managing Broker
2007 - 2015 (8 years)

John L Scott Real Estate
Designated Broker
June 2004 - 2007 (3 years)

Century 21
Real Estate Agent
1998 - 2004 (6 years)

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Education

Wharton Executive Education
Scaling a Business: How to Build a USD 1 Billion+ Unicorn · (June 2022 - August 2022)

Self-educated
Real Estate - Finance | Construction | Development, Real Estate Development · (April 1998)